FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014
Commission File Number: 001-36437

DORIAN LPG LTD.
 (Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated December 3, 2014 of Dorian LPG Ltd. (the "Company") announcing it will be deregistered from the N-OTC.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: December 3, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 99.1

Dorian LPG Ltd. (N-OTC: "Dorian")
Delisting from the N-OTC

Stamford, CT – December 3, 2014

Dorian LPG Ltd. (N-OTC: "Dorian") (the "Company") announced today that it will be deregistered from the N-OTC.

In connection with the initial public offering ("IPO") of the Company and the listing of the Company's shares on the New York Stock Exchange (the "NYSE"), the Company completed an exchange offer in June 2014, pursuant to which common shares of the Company held in the Norwegian VPS system could be exchanged for shares held through the Company's registrar and transfer agent in the United States, Computershare Trust Company, N.A. ("Computershare").

Following the IPO, the majority of the Company's non-affiliate shares were held through Computershare and traded on the NYSE. Therefore, pursuant to an information letter to the shareholders dated October 10, 2014, the Company terminated the registration of its common shares in the VPS. The Company's sole register of shareholders is now maintained by Computershare.

As a consequence of the above, the Company has deregistered from the N-OTC. The delisting will become effective as from December 4, 2014.

For further information, please contact: Dorian LPG Ltd.
Ted Young, CFO: Tel.: +1 (203) 674-9695; or
Marina Hadjipateras, Investor Relations: Tel.: +1 (203) 674-9695 / Mobile +1 212 722 5087

About Dorian LPG Ltd.

Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs. Dorian LPG currently owns and operates five modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG has 17 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece.

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